Filed Pursuant to Rule 253(g)(2)

File No. 024-11220

SUPPLEMENT NO. 2 DATED MARCH 29, 2021

TO THE

OFFERING CIRCULAR DATED AUGUST 25, 2020

Called Higher Studios, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated August 25, 2020 of Called Higher Studios, Inc. (the “Company”), as well as the supplement dated December 10, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

●	Announce the Company’s intention to extend the previously announced date for termination of the offering described in the Offering Circular, such that the last day on which subscriptions will be accepted is April 12, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Class A Voting Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after April 12, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up through that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.